Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three months ended March 31, 2008, compared to those of the respective period in the prior year. This MD&A has been prepared as of May 12, 2008 and is intended to supplement the unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2008 (collectively, the "Financial Statements"). You are encouraged to review the Financial Statements, and the most recent audited financial statements and Management's Discussion and Analysis included in the 2007 Annual Report, in conjunction with your review of this MD&A. All amounts are in Canadian dollars unless otherwise noted.

First Quarter 2008 Highlights

•
Revenue for the quarter ended March 31, 2008 of $70.8 million increased by $2.3 million (3%) compared to the same period last year.

•
Income from mining operations for the quarter ended March 31, 2008 of $24.9 million increased by $7.1 million (40%) compared to the same period last year.

•
Net income for the quarter ended March 31, 2008 was $12.6 million or $0.16 per share compared to net income of $5.5 million or $0.10 per share in the first quarter last year.

•
Palladium production for the three months ended March 31, 2008 was 61,091 ounces, a decrease of 22% compared to the same period last year. This reduction was anticipated and reflects the phase of mining in the open pit. Management reaffirms its 2008 year end production target of approximately 300,000 ounces of palladium, an increase of approximately 5% over 2007.

•
Cash cost per ounce of palladium produced1, net of by-product metal revenues and royalties, was US$16 for the first quarter of 2008 compared to US$15 for the same period last year. Lower production volumes increased cash costs per ounce, but the increase was largely offset by higher by-product commodity prices.

Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

•
Palladium sales for the quarter were recorded at an average price of US$445 per ounce compared to US$352 per ounce in the same period last year. The Company's performance is highly correlated to prevailing palladium and by-product metal prices as it continues to sell all its metal production into the spot markets.

•
Palladium accounted for 51% of the quarter's total revenues while platinum and nickel continued to be important sources of revenue, at 19% and 15% of the quarter's total revenue respectively.

•
Operating cash flow for the three months ended March 31, 2008 (before changes in non-cash working capital)1 of $25.1 million increased by $2.1 million (9%) compared to the same period last year.

•
The Company's total debt position at March 31, 2008 was $32.1 million compared to the debt position at December 31, 2007 of $39.1 million.

KEY RESULTS Operating Results	Three Months Ended March 31
	2008	2007

Palladium (oz)	61,091	78,805
Payable Palladium (oz)	56,205	72,106
Platinum (oz)	5,029	6,862
Gold (oz)	4,405	4,890
Copper (lbs)	1,343,033	1,370,113
Nickel (lbs)	759,713	812,385

Ore Tonnes Milled	1,136,568	1,288,540
Ore Tonnes Mined – Underground	190,470	201,221
Ore Tonnes Mined – Open Pit	969,432	1,198,022
Waste Tonnes Mined – Open Pit	2,026,213	1,856,919

Waste Strip Ratio	2.09:1	1.55:1

Summary of Quarterly Results
(thousands of dollars except per share amounts)

	2006*			2007				2008

	Q2	Q3	Q4	Q1*	Q2	Q3	Q4	Q1

Revenue – before pricing adjustments	$36,698	$38,704	$46,061	$60,305	$53,450	$42,674	$44,938	$51,052
Pricing adjustments:
Commodities	566	2,927	1,229	9,141	(2,421)	237	1,799	15,178
Foreign exchange	(1,745)	(200)	3,468	(1,007)	(6,534)	(6,419)	(231)	4,558

Revenue – after pricing adjustments	$35,519	$41,431	$50,758	$68,439	$44,495	$36,492	$46,506	$70,788

Cash flow from operations [1], prior to changes in non-cash working capital**	(965)	2,716	8,421	23,037	12,865	4,068	6,858	25,106
Exploration expense	2,659	2,576	4,572	3,228	798	2,933	5,179	7,054
Net income (loss)	(11,325)	(11,247)	(7,396)	5,507	(9,066)	(14,033)	(11,088)	12,595
Net income (loss) per share	$(0.22)	$(0.21)	$(0.14)	$0.10	$(0.17)	$(0.25)	$(0.19)	$0.16
Fully diluted net income (loss) per share	$(0.22)	$(0.21)	$(0.14)	$0.10	$(0.17)	$(0.25)	$(0.19)	$0.15

*
Certain prior period amounts have been reclassified to conform to a classification adopted in the current period.

**
Includes exploration expense.

RESULTS OF OPERATIONS

Revenue

For the three months ended March 31, 2008 the Company had revenue of $70.8 million compared to revenue of $68.4 million in the same period last year. Income from mining operations for the three months ended March 31, 2008 was $24.9 million, an increase of $7.1 million (40%), compared to income of $17.8 million in the same period last year.

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

Revenue is affected by sales volumes, commodity prices and currency exchange rates. Sales of metals in concentrate are recognized in revenue when concentrate is delivered to a third party smelter for treatment, however, final pricing is not determined until the refined metal is sold, which can be up to six months later. Accordingly, revenue in the period is based on current US dollar denominated commodity prices and foreign exchange rates for sales occurring in the period and ongoing pricing adjustments from prior sales that are still subject to final pricing. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues. Since April 1, 2007, the amount of the final pricing adjustments recognized on any commodity price changes have also been reduced by any smelter price participation deductions as provided for in the Company's smelting and refining agreement. The Canadian dollar weakened by 4% against the US dollar to US$0.97 at March 31, 2008 compared to US$1.01 at December 31, 2007.

Recorded Metal Prices and Average Exchange Rates

	Q1 2008	Q1 2007

Palladium – US$/oz	$ 445	$ 352
Platinum – US$/oz	$2,040	$1,244
Gold – US$/oz	$ 936	$ 661
Nickel – US$/lb	$13.52	$19.87
Copper – US$/lb	$ 3.81	$ 3.11

US/C$ exchange rate (Bank of Canada)	US$ 1.00	US$ 0.85

For the three months ended March 31, 2008, revenue before pricing adjustments of $51.1 million decreased $9.3 million (15%) compared to the same period last year reflecting the net impact of lower sales volumes and improved commodity prices of $2.7 million and an unfavourable foreign exchange rate impact of $6.6 million. Positive pricing adjustments from settlements and the mark-to-market of concentrate awaiting settlement for the three months ended March 31, 2008 increased revenue by $19.7 million ($15.2 million positive commodity price adjustment and $4.5 million favourable foreign exchange adjustment). This compares with favourable adjustments for the three months ended March 31, 2007 of $8.1 million ($9.1 million positive commodity price adjustment and a $1.0 million unfavourable foreign exchange adjustment).

For the three months ended March 31, 2008, palladium sales were recorded at US$445 per ounce, up 26% compared to US$352 in the same period last year. Revenue in the first quarter of 2008 from the sale of palladium before pricing adjustments decreased to $25.0 million from $27.6 million, and after pricing adjustments increased by 15% to $35.8 million (51% of total revenue) compared to $31.1 million (45% of total revenue) in the first quarter of 2007.

Operations

For the three months ended March 31, 2008, palladium ounces produced decreased by 17,714 ounces (22%) compared to the same period last year. The mill processed 1,136,568 tonnes of ore or an average of 12,490 tonnes per day, producing 61,091 ounces of palladium compared to 1,288,540 tonnes of ore or an average of 14,317 tonnes per day, producing 78,805 ounces of palladium in the same period last year. In the first quarter of 2008, the average palladium head grade was 2.20 grams per tonne compared to 2.48 grams per tonne in the first quarter of last year. The reduced head grade during the first quarter of 2008 was anticipated and reflects lower grade ore from the phase of mining in the open pit and this phase has now been mined out. For the three months ended March 31, 2008 the palladium recoveries were 76.0%, compared to 76.6% in the same period last year.

In the Lac des Iles open pit, for the three months ended March 31, 2008, 969,432 tonnes of ore were extracted with an average palladium grade of 1.67 grams per tonne compared to 1,198,022 tonnes at an average palladium grade of 1.81 grams per tonne in the same period last year. For the three months ended March 31, 2008 the strip ratio was to 2.09 compared to 1.55 in the same period last year.

The mill's decreased availability in the first quarter of 2008 of 89.5%, compared to 94.5% in the same period last year, reflecting an increase in scheduled maintenance in 2008. This additional downtime is expected to benefit production levels for the balance of 2008.

Operating Expenses

For the three months ended March 31, 2008, total production costs of $30.5 million decreased by $2.8 million (8%) compared to the same period last year, mainly due to the adoption of The Canadian Institute of Chartered Accountant's Handbook (CICA Handbook) Section 3031, requiring the capitalization of major repairs which reduced 2008 expenses by $1.2 million, and lower underground mine operating costs. In the first quarter of last year, underground operating costs were higher due to extensive drilling and cable bolting requirements as part of the mining cycle in that period. Unit cash costs1 to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, were US$16 per ounce for the three months ended March 31, 2008 compared to US$15 per ounce in the same period last year. Despite similar quarter over quarter cash costs per ounce, in the first quarter of 2008 there was an increase in production costs of US$119 per ounce due to the 22% lower production volume, which was offset by increased by-products revenues as result of higher by-product commodity prices.

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A

Smelter treatment, refining and freight charges for the three months ended March 31, 2008 of $5.4 million increased by $0.1 million (3%) compared to the same period last year. The increase is attributable to higher costs associated with the Company's new smelter agreement ($0.7 million) that came into effect April 1, 2007, offset partially by lower sales volumes ($0.6 million).

Non-cash amortization decreased by $2.7 million (23%) to $9.2 million for the three months ended March 31, 2008 compared to $11.9 million in the same period last year. The lower amortization is mainly attributable to the 22% decrease in palladium production ($1.8 million) and the capitalization of amortization charges into inventory ($0.4 million).

The Company reviews and evaluates its long-lived assets for impairment annually. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. During 2007, the Company engaged Scott Wilson RPA an independent geotechnical consulting company to complete a Mineral Resource and Mineral Reserve audit and to prepare an independent NI 43-101 Technical Report on the Lac des Iles mine as of June 2007. This was updated by a senior geologist with Lac des Iles Mines Ltd. (a qualified person under NI 43-101) to December 31, 2007 to account for production at the mine. As a result of these events, the Company completed a detailed review of its life-of-mine operating plan for the Lac des Iles mine, the Company's only operating mine, and compared the carrying value of the Company's mining interests to the estimated recoverability. The Company's management believes an impairment charge and a corresponding reduction in the carrying value of its mining interests is not required. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible impairment charges.

For the three months ended March 31, 2008 the Company reported a loss on disposal of equipment of $0.7 million, which represents the unamortized value of component parts of equipment replaced in the quarter reflecting the adoption of CICA Handbook Section 3031.

Asset retirement costs for the three months ended March 31, 2008 of $0.2 million were in line with a charge of $0.2 million in the first quarter last year.

For the first quarter of 2008, the result of the revenue and operating expense performance outlined above was income from mining operations of $24.9 million, an increase of $7.1 million (40%) compared to last year's first quarter income of $17.8 million.

Other Expenses

For the three months ended March 31, 2008, other expenses totaled $10.0 million a decrease of $0.8 million (8%) compared to the same period last year. Lower interest and other financing charges of $4.9 million and lower general and administration expenses of $1.3 million were partially offset by an increase in exploration expenditures of $3.8 million and an unfavourable foreign exchange impact of $1.5 million.

General and administration expenses for the three months year ended March 31, 2008 of $0.4 million decreased by $1.3 million (79%) compared to the same period last year and reflects the Ontario Government's decision to eliminate the capital tax, retroactive to January 1, 2007, for companies engaged in manufacturing and mining activities.

Exploration expense for the three months ended March 31, 2008 of $7.1 million was up $3.8 million (119%) compared to last year's first quarter expenditure of $3.2 million. The increase is due primarily to increased expenditures on the Arctic Platinum Project (APP) of $5.6 million ($1.8 million – 2007) as the Company continues its evaluation activities in Finland. Costs associated with the APP project are being charged to exploration expense as incurred until it is determined whether the project can be economically developed, at which time the costs will be capitalized. In addition, the Company continued its exploration of the OHGZ at the Lac des Iles mine and work continues on the Shebandowan West nickel-copper-PGM project.

Interest and other financing charges decreased by $4.9 million due primarily to lower interest and accretion expenses relating to the convertible notes payable of $3.0 million and increased interest income of $0.9 million.

The unfavourable foreign exchange impact of $1.5 million is due to a first quarter 2008 foreign exchange loss of $0.9 million (2007 – foreign exchange gain of $0.6 million), which relates primarily to the translation of the Company's US dollar denominated convertible notes and credit facilities.

Net Income (Loss)

For the three months ended March 31, 2008, the Company's income and mining tax expense increased to $2.4 million compared to $1.6 million in the same period last year due primarily to increased profitability in 2008.

For the three months ended March 31, 2008 the net income was $12.6 million or $0.16 per share compared to a net income of $5.5 million or $0.10 per share in the same period last year.

LIQUIDITY

Sources and Uses of Cash

	Three Months Ended March 31
	2008	2007

Cash generated by operations before working capital changes	$25,106	$23,037
Changes in non-cash working capital	(15,006)	(20,904)

Cash generated by operations	10,100	2,133
Cash provided by financing	8,298	2,095
Cash used in investing	(11,029)	(4,459)

Increase (decrease) in cash and cash equivalents	$7,369	$(231)

Cash provided by operations1 (prior to changes in non-cash working capital) for the three months ended March 31, 2008 was $25.1 million, compared to cash provided by operations of $23.0 million in the same period last year. The $2.1 million improvement is due primarily to increased net income of $7.1 million and an increased future income tax expense of $2.3 million offset by the impact of an unrealized foreign exchange gain ($3.1 million), a lower non-cash add back for accretion expense relating to the convertible notes payable ($2.4 million), and a lower non-cash amortization expense ($1.8 million). For the three months ended March 31, 2008, non-cash working capital required $15.0 million compared to $20.9 million in the same period last year, a reduction of $5.9 million. The reduced non-cash working capital requirement in 2008 is due primarily to a lower level of concentrate awaiting settlement of $8.6 million reflecting decreased production.

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

Palladium awaiting settlement decreased to 118,568 ounces at March 31, 2008 compared to 125,802 ounces at December 31, 2007. The decrease in the physical quantities of metal in the concentrate awaiting settlement, combined with the impact of a weaker Canadian dollar, was more than offset by higher commodity prices used to value the concentrate awaiting settlement and resulted in a $18.1 million (23%) increase in the value of concentrate awaiting settlement as at March 31, 2008, compared to December 31, 2007. After allowing for non-cash working capital changes, cash provided by operations was $10.1 million for the quarter ended March 31, 2008 compared to cash provided by operations of $2.1 million in the first quarter of 2007.

Financing activities for the three months ended March 31, 2008 provided cash of $8.3 million and reflects equity financing of $10.5 million less the scheduled repayment of debt of $1.9 million and a mine restoration deposit for the Shebandowan Project of $0.3 million. These proceeds are being used to expedite work on the Shebandowan Project. In December 2007 the Company completed an equity offering of 18.7 million units at a price of US$4.00 ($4.04) per unit. In connection with the offering the company granted the underwriter's an over allotment option of 15% at the same price. This option was subsequently exercised in January 2008, for gross proceeds of US$11.2 million which increased the gross proceeds of the offering to US$85.9 million. In the first quarter of last year, the Company completed a private placement of 550,000 flow-through common shares at $11.00 per share for gross proceeds of $6.0 million.

The Company's total debt position reduced to $32.1 million at March 31, 2008 compared to $39.1 million at December 31, 2007. During the quarter ended March 31, 2008, principal payments related to Tranche I convertible notes totaling US$5.8 million and a principal payment related to the Tranche II convertible note of US$1.5 million were made. At the noteholders' option, these payments were settled in a non-cash transaction by the issuance of 1,942,283 common shares which, in accordance with the terms of the convertible notes agreement, are valued at 90% of the five day volume weighted average price on the AMEX exchange immediately prior to the payment date. As at March 31, 2008, US$19.2 million of principal amount of the convertible notes remained outstanding. The Company expects that the noteholders will continue to elect to receive interest and principal payments in common shares, however, should noteholders call for cash payments the Company has the right to defer payment of principal to the Series I and Series II note due dates of August 1, and December 1, 2008 respectively. The reduction in debt also includes scheduled long term debt repayments (US$1.0 million and $0.5 million), and scheduled capital lease repayments ($0.4 million). The weakening of the Canadian dollar resulted in an unrealized foreign exchange translation loss on US dollar denominated debt at March 31, 2008 of $0.2 million.

Investing activities required $11.0 million of cash in the first quarter of 2008, which includes the expansion of the Lac des Iles tailings management facilities ($6.3 million), and the ongoing lateral development and sustaining capital for the underground mine ($0.9 million). The investing activities amount for the first quarter of 2008 also includes $1.2 million of purchased major spare parts reflecting the implementation of the CICA Handbook section 3031 as fully described in note 2 of the March 31, 2008 consolidated unaudited financial statements. This compares with $4.5 million of net investing activities in the first quarter last year, which was mainly related to the underground mine development ($3.2 million).

CAPITAL RESOURCES

As at March 31, 2008 the Company had cash and cash equivalents of $82.0 million compared to $74.6 million as at December 31, 2007.

To meet working capital requirements and for lateral development of the underground mine, the Company entered into a palladium and platinum advance purchase facility with Auramet Trading, LLC on January 19, 2007 pursuant to which the Company may, at its election, receive advance payments not exceeding an aggregate maximum amount of US$25.0 million. The Company is required to pay a monthly commitment fee of 0.5% per annum on the unused portion of the Auramet facility. As at March 31, 2008, the Company had no advances outstanding under this facility and the maximum amount of US$25.0 million was available. Under the current agreement with Auramet no advances can be received after June 2008 and any amounts advanced must be repaid by December 2008.

The Company anticipates that current capital resources are sufficient to meet the needs of the existing operations at the Lac des Iles mine as well as the development of the Shebandowan West Project, Phase I of the OHGZ Project and further evaluation of APP. The Company is currently pursuing options for the renewal or replacement of the Auramet facility together with financing options to provide funding for the development of the APP project in Finland.

Contractual Obligations

As at March 31, 2008	Payments Due by Period
(thousands of dollars)	Total	1 Year	2-3 Years	4-5 Years [2]

Senior credit facility	$8.590	$6,072	$2,518	$–
Capital lease obligations	3,195	1,733	1,462	–
Convertible notes payable [1]	20,297	20,297	–	–
Interest obligations	1,077	923	154	–
Operating leases	2,995	1,219	1,755	21
Other purchase obligations	8,034	8,034	–	–

	$44,188	$38,278	$5,889	$21

1
To date noteholders have elected to receive principal and interest payments in common stock.

2
There are no payments due after five years.

RELATED PARTY TRANSACTIONS

On October 12, 2006 the Company closed a transaction with Kaiser-Francis for a US$5.0 million short term working capital loan maturing December 31, 2006. On December 13, 2006, the maturity date was extended to March 31, 2007. Interest on this new facility was based on the 30-day LIBOR plus 2.5% and the standby fee was 0.125% per annum. This facility was repaid on March 7, 2007. As of April 18, 2008 Kaiser-Francis reported that it held approximately 42% of the issued and outstanding common shares of the Company.

On December 13, 2007 the Company completed a public offering of 18,666,667 units at a price of US$4.00 per unit ($4.04 per unit) for total gross proceeds of approximately US$74.7 million. Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009. Pursuant to the terms of the securities purchase agreement dated March 24, 2006 between the Company, Kaiser-Francis and IP Synergy Finance Inc. ("IP Synergy") relating to the Company's convertible notes due 2008, Kaiser-Francis and IP Synergy each had a right to subscribe at the public offering price for up to 12.5% of the total securities being offered by the Company in this offering. If either Kaiser-Francis or IP Synergy subscribed for less than its 12.5% share, the unused right was to be offered to the non-declining party, Kaiser-Francis or IP Synergy, as the case may be. IP Synergy elected not to participate in this offering pursuant to its pre-existing participation right, and, in accordance with the terms of the securities purchase agreement, Kaiser-Francis elected to subscribe for 25% of this offering.

On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day overallotment option granted to the underwriters at an exercise at a price of US$4.00 per unit, for total gross proceeds of US$11.2 million (CDN$11.2 million). Kaiser-Francis also exercised its pre-existing right under the securities purchase agreement to subscribe for 25% of the overallotment units.

REVIEW OF OPERATIONS AND PROJECTS

Lac des Iles Property

The Lac des Iles mine consists of an open pit mine, an underground mine, a processing plant with a nominal capacity of approximately 15,000 tonnes per day, and the original mill (which is currently idle) with a capacity of approximately 2,400 tonnes per day. The primary deposit on the property is the Roby Zone, a disseminated magmatic nickel-copper-PGM deposit.

Mining Operations

The Company began mining the Roby Zone in 1993 using open pit mining methods. Ore and waste from the open pit is mined using conventional hydraulic 27 cubic meter and 23 cubic meter shovels, 190 tonne trucks, 187 millimeter blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

Development of the underground mine commenced in the second quarter of 2004 in order to access the higher grade portion of the Roby Zone. The underground deposit lies below the ultimate pit bottom of the open pit and extends to a depth of approximately 660 meters below the surface where it is truncated by an offset fault. Commercial production from the underground mine commenced on April 1, 2006. For the three months ended March 31, 2008, the underground mine had an average head grade of 5.66 grams per tonne palladium compared to 6.00 grams per tonne in the same period last year.

The chosen mining method for the underground mine is sublevel retreat longitudinal longhole stoping with no fill. The mining block interval is 70 meters floor to floor including a 15 meter to 25 meter sill pillar below each haulage level. Stopes are 45 meters to 55 meters high by the width of the ore body. Total intake ventilation for the mine is designed to be 205 cubic meters per minute. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

At the current rate of production, open pit ore reserves will be exhausted during 2009. With current PGM market conditions, management is currently assessing the economic viability of a southern extension of the open pit. This could provide ore resources for an additional two to three years of open pit mine life. The current underground mining operation will continue until late 2010 or early 2011. In 2010 it is anticipated that the mine plan will include ore deliveries from the OHGZ.

Milling Operations

Ore is first crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, the coarse ore stream can be split so that a portion is crushed in the secondary crusher producing a fine material feed which is then combined with the coarse feed to a 15,000 tonne per day mill. This mill was commissioned in 2001 and utilizes a conventional flotation technology to produce a palladium rich concentrate that also contains platinum, nickel, gold and copper. This mixture of coarse and fine material feeds to the SAG mill to increase mill throughput. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore then feeds a flotation circuit that is comprised of rougher/scavengers and four stages of cleaning.

One flotation circuit in the mine's original mill is currently connected to the new mill to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters.

In the first quarter of 2008, the concentrator processed 1,136,568 tonnes of ore or 12,490 tonnes per day at an average palladium head grade of 2.20 grams per tonne and an average palladium recovery of 76.0%. In the first quarter of 2007, the concentrator processed 1,288,540 tonnes of ore or 14,317 tonnes per calendar day at an average palladium head grade of 2.48 grams per tonne and an average palladium recovery of 76.6%. In the first quarter of 2008, the Company produced 61,091 ounces of palladium compared to 78,805 ounces in the same period last year.

Production costs per tonne of ore milled were $26.80 in the first quarter of 2008 compared to $25.81 in 2007. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were US$16 per ounce of palladium in the first quarter of 2008 as compared to US$15 per ounce of palladium in the first quarter of last year.

Offset High Grade Zone

The OHGZ is located on the Lac des Iles property and was discovered by the Company's exploration team in 2001. The OHGZ is believed to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. A mineral resource estimate prepared by Scott Wilson Roscoe Postle Associates in October 2007 estimated that the OHGZ has significantly more mineral resources than the current underground mine at the Roby Zone at similar grades, while still being open along strike to the north and south and at depth.

On April 29, 2008, the Company announced the results of approximately 21,000 meters of infill drilling targeting the upper portion of the OHGZ to a vertical depth of approximately 890 meters below surface, with the objective of upgrading that portion of the mineral resources to the measured and indicated categories. The Company has begun to receive assay results and will incorporate an update of its mineral resources estimate for the into the OHGZ feasibility study. The Company's objective is to commence production from the OHGZ as the current underground mine reaches the end of its mine life in 2010.

In September 2007, the Company engaged two consulting firms, Micon International Limited and Nordmin Engineering Ltd., to prepare a preliminary economic assessment examining the economic viability of several mining scenarios for the OHGZ. The Company announced the positive results of this preliminary economic assessment on May 7, 2008. The study indicates the viability of extending the Company's Lac des Iles underground mining operation to 2018 and concludes that the deposit can be mined at a rate of 4,000 to 7,000 tonnes per day using a series of conveyors and access ramps at an initial capital cost of Cdn$37 million. The base case scenario yielded an internal rate of return of 29% before taxes and royalties, a net present value of US$31.8 million at a 10% discount rate, and a three-year payback period. The report is subject to confirmation by a definitive feasibility study including further delineation of the resources presently classified as inferred.

A surface diamond drill program is also currently in progress to search for the deep limits of the OHGZ. To date, the OHGZ has been traced to a depth of 1,300 meters below surface, and along a strike length of approximately 600 meters.

Shebandowan West Project

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. In order to earn its 50% interest, the Company incurred $3.0 million in exploration expenditures and made $0.2 million in cash payments. The properties contain a series of nickel-copper-PGM mineralized bodies and the land package totals approximately 7,842 hectares. These properties are located 90 kilometers west of Thunder Bay, Ontario, and approximately 100 kilometers southwest from the Company's Lac des Iles mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco's back-in right.

The Shebandowan West Project encompasses three shallow mineralized zones known as the West, Road and "D" zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine in an area known as the Shebandowan West district. The Shebandowan West Project's nickel-copper-PGM mineralization is believed by management to represent the western extension of the Shebandowan mine orebody. The former Shebandowan mine, which was in operation from 1972 to 1998, produced 8.7 million tonnes of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 g/t PGM and gold.

Management is considering a mine development scenario that would entail excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site and transporting it by truck to the Lac des Iles property for processing at the mine's original mill. The original mill at Lac des Iles has been idle since 2001 and the Company believes that it can be refurbished quickly and at a relatively low cost. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill.

A Technical Report in compliance with National Instrument 43-101 disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007. In December 2007, the Company retained SRK Consulting to prepare a preliminary economic assessment of a ramp-accessed mine scenario. The results of this report are expected in the second quarter of 2008.

Community consultations and baseline environmental sampling are ongoing and completion of bulk sampling, process and design are expected to be completed during the second half of 2008. If plans proceed as expected, production at the Shebandowan West Project could commence in late 2009 or early 2010 depending on permitting.

Arctic Platinum Project

The Company is party to an agreement with Gold Fields entitling it to earn up to a 60% interest in a series of mining licenses and claims known as the APP. The agreement is subject to a back-in right in favor of Gold Fields which, if exercised, would decrease the Company's interest to a 50% share. Upon satisfaction of the earn-in requirements, North American Palladium will have a casting vote at meetings of the joint venture partners, other than with respect to matters requiring a special majority vote.

In order to exercise the option, on or before August 31, 2008, the Company must: (i) complete a re-scoping and exploration program; (ii) complete a feasibility study; (iii) make a production decision and prepare the initial formal development proposal and associated budget based on the feasibility study; (iv) incur expenditures of US$12.5 million on the APP; and (v) issue 7,381,636 Common Shares to Gold Fields BV in order to earn a 50% interest or 9,227,033 Common Shares to earn a 60% interest. To date, the Company has completed the re-scoping study, incurred over US$15.5 million in expenditures and has commissioned a feasibility study. The Company believes that it will satisfy the conditions of the earn-in on or before August 31, 2008.

The APP is an advanced-stage nickel-copper-PGM exploration project located approximately 60 kilometers south of the city of Rovaniemi, Finland. To date, three areas of the APP have been explored by North American Palladium: the Suhanko deposits, the Narkaus deposits and the Penikat deposits.

The Suhanko Deposits

The Suhanko deposits are located approximately 60 kilometers south of the city of Rovaniemi, which has a population of approximately 34,400 and, as the capital of the Province of Lapland, is a major regional centre. The town is serviced by rail, road and air with multiple flights daily to and from Helsinki. The port of Kemi on the Gulf of Bothnia is kept open throughout the winter and is located 120 kilometers southwest of Rovaniemi.

Suhanko is comprised of several deposits over a total strike length of approximately 17 kilometers that have been demonstrated by Gold Fields to contain a number of nickel-copper-PGM deposits. Since the discovery of nickel-copper-PGM mineralization at the Yli-Portimo deposit in 1964, exploration in the Suhanko project area in the intervening years has resulted in the discovery of the following other deposits: Konttijarvi, Little Suhanko, Vaaralampi, Niittilampi, Ahmavaara, Suhanko North, and Tuumasuo. Exploration and delineation work in connection with the Company's preparation of a feasibility study has focused on only the Konttijarvi and Ahmavaara deposits, with the total sizes of the remaining deposits being essentially undetermined.

The Narkaus Deposits

The Narkaus deposits are located approximately 30 kilometers northeast of the Suhanko deposits and contains a sequence of favorable rocks that have been demonstrated to be present along an aggregate strike length of approximately 20 kilometers. To date, significant nickel-copper-PGM mineralization has been discovered at a number of deposits, including the Siika-Kama, Kuohunki, Nutturalampi and Kilvenjärvi deposits. The Company continues to explore deposits in the Narkaus deposit area with a view to potentially improving the overall economics of the larger Suhanko deposit area.

The Penikat Deposits

The Penikat deposits are separate intrusions located approximately 35 kilometers to the southwest of the Suhanko deposits. Traditional reef-style nickel-copper-PGM mineralization has been discovered in three distinct reefs over a strike length of approximately 27 kilometers. To date, exploration has concentrated on evaluating the shallow portions (essentially above a depth of 100 meters from surface) of one of these reefs where significant concentrations of nickel-copper-PGM mineralization located in the northern portion of the intrusion have been discovered. The exploration potential of the remaining two reefs, along with the depth extensions of the explored reef, remains essentially untested.

Development of the Suhanko Deposits

Management has been examining a development scenario consisting of two nickel-copper-PGM open pit mines at two of the deposits that comprise the Suhanko area, the Ahmavaara and Konttijarvi deposits, which are located three kilometers from each other. The nickel-copper-PGM bearing material would be processed through a centrally-located concentrator at a nominal throughput rate of 5.0 million tonnes per year. Nickel-copper-PGM bearing concentrate would be transported 125 kilometers by truck to a port facility located at Kemi, Finland and shipped to smelting and refining facilities for final extraction of the contained metals.

On October 30, 2007, the Company released the results of a scoping study by Aker Kvaerner on the two main mineral deposits in the Suhanko area, Ahmavaara and Konttijarvi, which indicated that the mineral resources could potentially support a 20-year mine life at approximately 7.5 million tonnes per annum. The Company has retained Aker Kvaerner to prepare a definitive feasibility study for the Suhanko project to build upon the recommendations in the scoping study. The Company has also contracted with a 30-year veteran of the mining industry to oversee the feasibility study and other work at the APP as the Company moves closer to satisfying its earn-in conditions.

An infill drilling campaign at the Ahmavaara deposit was completed earlier in 2007 and the assay results of the final 26 holes of the 83-hole drilling program were reported on October 22, 2007. Micon International Limited has been engaged to conduct the update of the mineral resource estimates, which will include the results from the Ahmavaara infill drilling campaign. Micon is also conducting the open pit designs and optimization.

Bulk sampling of the Ahmavaara and Konttijarvi deposits was completed in October 2007 in advance of pilot plant test work. A program of bench-scale metallurgical testing has been completed in support of a pilot plant test that commenced in December 2007 and was completed in February 2008. The pilot plant test provided samples that will be tested by smelters that have been identified for the concentrate marketing strategy and will allow the Company to pilot a flowsheet. In October 2007, the Company commenced discussions with various smelters, and follow-up meetings are taking place now that samples are available. Initial smelting proposals in support of the feasibility study have been received.

Grassroots Exploration Properties

In addition to its operating mine and three advanced exploration projects, the Company is constantly examining PGM and nickel opportunities, particularly in the areas surrounding the Company's Lac des Iles mine.

Management believes that the Company is well positioned to partner with other PGM and nickel exploration companies in Canada, given the existing infrastructure at the Lac des Iles mine and the Company's years of experience in mining PGM-nickel deposits. From time to time, the Company enters into confidentiality agreements with junior mining companies or individual prospectors to assess the prospective nature of their land holdings. In addition, management believes that the consolidation in the nickel industry may result in joint venture or acquisition opportunities for the Company as the major nickel companies seek to shed non-core assets.

The Company is also active in grassroots exploration and has staked 39 claims containing 632 claim units at the Company's Shawmere Project, located approximately 110 kilometers southwest of Timmins, Ontario, Canada. The Company will conduct a grassroots exploration program in 2008 to assess the area's potential for hosting nickel-copper-PGM mineralization similar to that found at its Lac des Iles mine.

Metal Sales

The Company is selling palladium both into the spot market and to Auramet Trading, LLC, a precious metals merchant ("Auramet"), under a palladium and platinum advance purchase facility that the Company entered into in January 2007. The facility provides for the sale, at the Company's option, of an average of 10,000 ounces of palladium and 500 ounces of platinum per month. Under the terms of the facility, the Company may receive advance payments not exceeding, at any time, an aggregate maximum of US$25 million. The purchase price may be fixed or provisional. For fixed pricing, the Company may price at either: (i) Auramet's current market bid price at the time of the transaction, or (ii) market limit orders, as defined under the terms of the agreement. In the case of provisional pricing, it is determined based on the afternoon fixing of the London Bullion Marketing Association immediately preceding the purchase. In each case, such pricing will reflect the forward value corresponding to the scheduled delivery date. Each advance payment is subject to a discount and, upon the delivery of the precious metals to Auramet, the Company is paid the difference between the advance payment and the purchase price. To secure the obligations of the Company under the agreement, the Company has granted to Auramet a security interest in the concentrate mined at the Lac des Iles mine, together with the proceeds arising from the sale of the concentrate, and, by way of security, an assignment of its smelting and refining agreement.

For the three months ended March 31, 2008, the Company realized a weighted average cash price of US$436 per ounce on its physical deliveries of palladium into the spot market. The Company expects that palladium prices will continue to trade higher in 2008 than in 2007. The average spot price was US$444 per ounce for the first quarter of 2008 (reaching a high of US$582), compared to an average price of US$343 per ounce for same period last year. Since January 1, 2006, the price of palladium has shown strong growth as a result of strong demand, most notably in the automotive industry, as indicated in the chart below from Johnson Matthey.

Source: Johnson Matthey

MANAGEMENT'S OUTLOOK

There is no significant pattern of variability or seasonality affecting the Company's operations. The principal drivers of the Company's performance are its monthly production of PGM and by-product metals from its Lac des Iles mine, the corresponding world spot prices of such metals and the prevailing US$ exchange rate.

Production for the first quarter of 2008 was 61,091 ounces of palladium with an average palladium head grade of 2.20 grams per tonne, and represents a 22% decrease over the previous year's first quarter production of 78,805 ounces, with a head grade of 2.48 grams per tonne. This was in line with management's expectations as the decrease in production over the first quarter of 2007 primarily reflects the Company's mine plan, which anticipated processing lower grade ore from the open pit. This portion of the pit has now been mined out and the Company is now mining from a higher grade area of the open pit where it expects to remain for the balance of the year. The Company reaffirms its 2008 year end production target of approximately 300,000 ounces of palladium, an increase of approximately 5% over 2007. The proportion of by-product metals produced is, in aggregate, expected to increase in tandem with palladium production.

The Company's intensive core exploration program will continue in 2008, with an important component being the continuation of activities on the APP in Finland where the Company expects to be in a position to meet its earn-in requirements by the end of August 2008. In addition, the Company continues to focus on the further definition of the OHGZ at Lac des Iles which could potentially allow the underground mine to continue operating until 2018, according to a preliminary economic assessment prepared by Micon International Limited. A development decision for the Shebandowan West Project is a key priority in 2008. A key strategy moving forward will be to continue the pursuit of opportunities to acquire good quality nickel-copper-PGM projects.

Recorded Metal Prices

	2005	2006	2007	Q1 2008

Palladium – US$/oz	$230	$319	$356	$445
Platinum – US$/oz	$815	$1,140	$1,364	$2,040
Gold – US$/oz	$442	$610	$726	$936
Nickel – US$/lb	$6.60	$11.68	$15.58	$13.52
Copper – US$/lb	$1.50	$3.02	$3.30	$3.81

The Company believes that the surplus pressures of the early 2000's have abated and that there is evidence to support the view that the palladium market is moving towards more of a demand-driven pricing environment. This is being supported by increasing global catalytic demand, fueled by growing low tolerance emission legislation, and technological advances which could exploit pricing differentials between palladium and platinum. In addition, electrical power supply problems in South Africa, which produces approximately 35% of the world's supply of palladium, are a catalyst for higher palladium and platinum prices.

In April 2008, the Company announced that it had been included in the S&P/TSX Global Mining Index, joining a prestigious group of platinum group metal producers that form part of the index.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

OUTSTANDING SHARE DATA

As of May 12, 2008, there were 81,782,360 common shares of the Company outstanding and options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 391,433 common shares of the Company at an average strike price of $9.82. As of the same date, there were also 12,724,202 warrants outstanding each warrant entitling the holder thereof to purchase one common share at an average strike price of US$5.81.

RISKS AND UNCERTAINTIES

The price of palladium is the most significant factor influencing the profitability of the Company. In the three months ended March 31, 2008, sales of palladium accounted for approximately 51% (March 31, 2007 – approximately 45%) of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations will affect financial results since the prices of the Company's products are denominated in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred mainly in Canadian dollars. As a result, any strengthening of the Canadian dollar relative to the United States dollar has a negative impact on the Company's revenue and profitability.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. Currently the Company sells all of its concentrate to one smelting firm under a contract that was renegotiated during the second quarter of 2007 for a three year term that expires on March 31, 2010. This agreement may be extended on an annual basis for an additional two years by mutual agreement of both parties if such agreement is reached no later than six months prior to the anniversary date of March 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the three months ended March 31, 2008, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company's management, including the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three months ended March 31, 2008, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in the Company's internal controls over the financial reporting that occurred during the most recent interim period ended March 31, 2008 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or

Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

1 Non-GAAP Measures

This management's discussion and analysis refers to cash cost per ounce and operating cash flow which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company's performance, assess performance in this way. Management believes that these measures better reflect the Company's performance and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile these non-GAAP measures to the most directly comparable Canadian GAAP measure:

(a)
Reconciliation of Cash Cost per Ounce to Financial Statements

	Three Months Ended March 31
(thousands of dollars except per ounce amounts)	2008	2007

Production costs including overhead	$30,456	$33,252
Smelter treatment, refining and freight costs	5,410	5,262

	35,866	38,514
Less by-product metal revenue	(34,997)	(37,333)

	869	1,181

Divided by ounces of palladium	54,201	70,634
Cash cost per ounce (C$)	16	17
C$ exchange rate	1.027	1.153

Cash cost per ounce (US$)	$16	$15

(b)
Reconciliation of Cash Flow from Operations, Prior to Changes in Non-Cash Working Capital
(Operating Cash Flow) to Financial Statements*

	Three Months Ended March 31
	2008	2007

Operating cash flow	$25,106	$23,037
Changes in non-cash working capital	(15,006)	(20,904)

Cash provided by operating activities	$10,100	$2,133

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company's underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected.

The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise except as required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.